

August 15, 2022

Renee J. Peterson
Vice President, Chief Financial Officer
The Toro Company
8111 Lyndale Avenue South
Bloomington, Minnesota 55420-1196

   Re: The Toro Company
    Form 10-K for the fiscal year ended October 31, 2021
    Filed December 17, 2021
    Form 8-K 2.02
    Filed June 2, 2022
    File No. 001-08649

Dear Ms. Peterson:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 8-K 2.02 filed June 2, 2022

Exhibit 99.1
Outlook, page 2

1. We note you provided a range for adjusted EPS per diluted share as your full-year fiscal 2022 guidance. However, you did not provide reconciliations to the most directly comparable GAAP measures. In future filings, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. To the extent you are relying on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B), please revise future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

2. We note that in sections of the earning release your non-GAAP measures have different labels. For example, adjusted diluted EPS in the first section of the earnings release is labeled adjusted EPS per diluted share in the highlights sections and non-GAAP net earnings per diluted share in the reconciliation of this non-GAAP measure to the most directly comparable GAAP measure. Please clarify and/or in future filings, please revise to label your non-GAAP measure consistently.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction